Exhibit A

GOOGLE RE-INSTATES INCREDIMAIL’S ADSENSE ONLINE ACCOUNT

TEL AVIV, ISRAEL – January 21, 2008 – IncrediMail Ltd. (NASDAQ: MAIL, www.incredimail-corp.com), an Internet content and media company, today announced that Google has re-instated the Company as an AdSense Online customer.

Google and IncrediMail are now co-operating with the goal of resolving any remaining compliance issues, if any.

In 2006 and 2007, the Company’s search revenues derived from the Google AdSense Online program made a significant contribution to the Company’s results. Although recent events will have a negative impact on the Company’s first quarter 2008 search-generated revenues, the Company believes that search-generated revenues will continue to be a significant driver of its results, and remains committed to increasing its co-operations with Google and other search companies.

        “We are pleased to be able to resolve this set-back so quickly and in such a positive way,” said Yaron Adler, IncrediMail’s CEO. “Google’s co-operation in re-instating our account, together with the feedback we’ve received from other search engine companies, makes us more optimistic than ever regarding the potential of the search business to drive our results, validating our long-term growth strategies.

About IncrediMail Ltd.
IncrediMail is an Internet content and media company founded in 1999. IncrediMail’s products bring a new level of fun, personality and convenience to email, desktops and screen savers, and have been downloaded more than eighty million times. Having secured more than ten million active users, IncrediMail is now branching out into Instant Messaging, Web 2.0 and social networking applications, using its unique content and approach to enhance the user experience.

Forward-Looking Statements
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company. The words “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in the markets in which the Company operates and in general economic and business conditions, loss of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this press release. Various risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time. The Company does not assume any obligation to update these forward-looking statements.

Contact Information
For further information please contact:
Mr. Jeff Holzmann
Executive Vice President
IncrediMail Inc.
jeff@incredimail.com

INVESTOR RELATIONS
Mr. Conrad Mir
The Investor Relations Group
212-825-3210
conrad@investorrelationsgroup.com